Exhibit 99.3

CONSENT OF SIMON DAI

In connection with the filing by Waldencast Acquisition Corp., a Cayman Islands exempted company limited by shares (prior to its anticipated migration and domestication by way of continuance as public limited company incorporated under the laws of Jersey) (the “Company”), of its Registration Statement (the “Registration Statement”) on Form F-4 with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), I hereby conest, pursuant to Rule 438 of the Securities Act, to being named as a nominee or appointee to the board of directors of the Company in the Registration Statement and any and all amendments and supplements thereto. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments and supplements thereto.

Dated: December 23, 2021

/s/ Simon Dai
Simon Dai